Exhibit 99.1

Date: May 2, 2008	Contact: Wes Phillips

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2008 second quarter earnings and announces increase in annual dividend
Mobile, AL: EnergySouth, Inc. today reported earnings for the fiscal quarter ended March 31, 2008 of $6,271,000, or $0.77 per diluted share, as compared to net income for the quarter ended March 31, 2007 of $6,831,000, or $0.85 per diluted share. Net income for the six month periods ended March 31, 2008 and 2007 was $10,358,000, or $1.27 per diluted share, and $11,445,000, or $1.42 per diluted share, respectively. The decrease in earnings of $0.08 and $0.15 per diluted share for the three- and six- month periods, respectively, was driven by the expansion of the Company’s midstream operations.
Earnings from the Company’s midstream operations for the quarter ended March 31, 2008 were $0.09 per diluted share, a decrease of $0.11 per diluted share as compared to the same period last year. Earnings for the six months ended March 31, 2008 decreased $0.18 per diluted share as compared to the same period last year. The decrease in earnings was due primarily to increased operating expenses incurred as a result of the continuing expansion of the midstream operations. The Company acquired assets in Mississippi in November 2007 and is currently developing storage caverns at that location. Expenses also increased in anticipation of a third storage cavern in McIntosh, Alabama going into service on April 1, 2008 which increased the storage capacity of that facility from 6.0 Bcf to 11.4 Bcf of working gas. Additional compressors which will serve the third cavern, as well as existing caverns, went into service in December 2007. As such, the Company incurred additional net interest expense of $0.04 and $0.06 per diluted share in the current year three- and six month periods, respectively, that was previously being capitalized. Since the compressors are eligible for a fifty percent additional first year tax depreciation allowance under the Gulf Opportunity Zone Act of 2005, the Company will realize tax savings of approximately $4 million. These increases in expense were partially offset by increased revenues from short-term storage agreements.
Earnings from the Company’s natural gas distribution business for the quarter ended March 31, 2008 were $0.68 per diluted share, an increase of $0.04 per diluted share as compared to the same prior-year period. Earnings for the six months ended March 31, 2008 also increased $0.04 per diluted share as compared to the same prior-year period. The increase in earnings was driven primarily by a decline in operating expenses during the current-year period. The decrease in expenses was partially offset by a decrease in margins, defined as revenues less cost of gas and related taxes, due primarily to a decline in consumption by temperature-sensitive customers.
Earnings from other business operations decreased $0.01 per diluted share for each of the three and six month periods ended March 31, 2008 when compared to the same prior-year periods due primarily to a decrease in merchandise sales and related merchandising activities.
The Board of Directors of EnergySouth, Inc., at a meeting held April 25, 2008, declared a quarterly dividend on the outstanding Common Stock of $0.26 per share, to be paid July 1, 2008 to holders of record as of June 16, 2008. The new annual rate of $1.04 per share represents a 4% increase and the 33rd consecutive year in which dividends have been increased.
EnergySouth, Inc. is a holding company which has two principal wholly-owned subsidiaries, Mobile Gas Service Corporation and EnergySouth Midstream, Inc. The Company’s natural gas distribution business is conducted by Mobile Gas, which purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. The Company’s natural gas midstream operations are conducted by EnergySouth Midstream, which is the general partner and 90.9% owner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas. EnergySouth Midstream also owns 60% of Mississippi Hub, LLC, a limited liability company engaged in the construction and development of natural gas storage caverns. EnergySouth Services, Inc. is a wholly-owned subsidiary of EnergySouth Midstream engaged in natural gas marketing, trading and risk management activities, and is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.
ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended March 31,	2008	2007
Operating Revenues	$47,372	$46,662
Operating Expenses	$35,326	$34,173
Net Income	$6,271	$6,831

Basic Earnings Per Common Share	$0.77	$0.86

Diluted Earnings Per Common Share	$0.77	$0.85

Six months ended March 31,	2008	2007
Operating Revenues	$83,244	$85,591
Operating Expenses	$63,266	$64,104
Net Income	$10,358	$11,445

Basic Earnings Per Common Share	$1.28	$1.44

Diluted Earnings Per Common Share	$1.27	$1.42